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SAN FRANCISCO OFFICE
(415) 262-1200

November 15, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          BioTime, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement Filed April 30, 2010
File No. 001-12830

Dear Mr. Rosenberg:

We are counsel to BioTime, Inc.  This letter is in response to your comment letter dated October 26, 2010 concerning the above-referenced Form 10-K and Proxy Statement.  The number of each paragraph below corresponds to the number of each comment in your comment letter.

Comment 1

BioTime will provide a summary of the termination provisions of the referenced agreements in its next 10-K filing.

Comment 2

As we pointed out in our letter of August 2, 2010, the information your have requested is not meaningful in the context of the early stages of BioTime’s stem cell programs.  During 2009, BioTime was acquiring rights to market stem cell lines, pursuing patents, planning future products and research programs, applying for research grants, identifying the characteristics of various acquired progenitor and stem cell lines, negotiating a product distribution agreement, organizing new subsidiaries to address particular fields of product development, and planning for their first product development programs.  Progress in those endeavors and BioTime’s plans were reported in the Form 10-K.  Commencing in the fourth quarter of 2009 and during 2010, BioTime formed or acquired new subsidiaries devoted to different fields of stem cell research or product development.  Those events were reported in Forms 8-K and Forms 10-Q.

Securities and Exchange Commission
November 15, 2010

    Now that its research programs have become more defined and are being conducted by subsidiaries, BioTime is beginning to track costs allocable to those programs at the subsidiary level, and that cost information along with cost information concerning BioTime’s plasma volume expander product development work has now been included in the Management’s Discussion and Analysis section of BioTime’s Form 10-Q for the three and nine months ended September 30, 2010.

In light of the foregoing, and given the fact that the information contained in 10-K is outdated and has been updated by BioTime’s 8-K and 10-Q filings, BioTime again requests that the staff make this comment prospective with regard to BioTime’s 10-K filing for the year ending December 31, 2010.

Comment 3

When BioTime entered the stem cell business, it acquired certain licenses and technology to use as a basis for building a research products sales business.  The up front license fees that BioTime paid in cash are being capitalized until the point in time that products developed through the use of the licensed technology are made available for sale to the public.  The technical guidance that BioTime followed was parallel to the accounting procedures observed in the computer software business.  ASC 985 calls for software costs to be capitalized once technical feasibility has been established.  Capitalization ceases when a product is available for sale to customers.

BioTime did not generate material stem cell product sales during 2009.  Rather, during that year BioTime worked to establish the technical feasibility of product development, and has been introducing new products during 2010, with a view toward ramping up sales and revenues this year and next.  When material sales of research related products commence, BioTime will start amortizing the capitalized cost over the estimated useful lives of the products (or in the ratio of current year revenues as compared to anticipated future product revenues).  Any capitalized costs will also be reviewed annually for impairment of value on a product by product basis by a comparison of the unamortized capital cost to the products net realizable value.

Please direct all correspondence and communications with respect to the foregoing to the undersigned.

                            Very truly yours,

                            s/Richard S. Soroko

                            Richard S. Soroko